Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	April 14, 2023

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to April 13, 2023, we sold a total of 3,125,479 shares of common stock at a weighted average price of $13.45 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $41.6 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

March 2023 Financial Update
On April 14, 2023, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of March 31, 2023 is between $8.82 and $8.92. This estimate is not a comprehensive statement of our financial condition or results for the month ended March 31, 2023. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2023, which will be reported in our Semi-Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after March 31, 2023 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by rising interest rates and high inflation rates, the ongoing war between Russia and Ukraine, the continuing COVID-19 pandemic, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this March 2023 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Departure of Officer
On April 10, 2023, Ross Teune notified the board of directors (the “Board”) of the Company of his intention to resign. Mr. Teune’s resignation as Chief Accounting Officer is effective on April 21, 2023. The resignation was not in any way related to a disagreement with the Company on any matter relating to the Company’s operations, policies, practices or otherwise.
Appointment of Officer
On April 12, 2023, the Board voted to appoint Kyle Spina as Chief Accounting Officer of the Company, effective as of April 21, 2023, to fill the vacancy created by the resignation of Mr. Teune.
Mr. Spina, age 36, currently serves as Vice President and Controller of Fund Accounting and Reporting for funds managed by OFS Capital Management, LLC, a Delaware limited liability company and investment adviser of the Company (the “Adviser”). Mr. Spina has nearly 15 years of experience in public and private accounting. Prior to joining the Adviser in April 2021, Mr. Spina held multiple controllership roles, serving as Assistant Controller of Credit Funds for Thoma Bravo, LP from 2020 to 2021 and Controller and Accounting Manager for Fidus Investment Corporation (NASDAQ: FDUS) and affiliates from 2016 to 2020. Mr. Spina began his career in public accounting from 2009 to 2016, including serving as an Audit Manager at BDO from 2014 to 2016, focusing on audits of public companies. Mr. Spina graduated from Purdue University with a Bachelor of Science degree in Accounting and Management and has been an active Certified Public Accountant since 2010.
There is no other arrangement or understanding between Mr. Spina and any other person pursuant to which he was appointed Chief Accounting Officer, nor is there any family relationship between Mr. Spina and any of the Company’s directors or other executive officers of the Company. There are no transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company is a participant, the amount involved exceeds $120,000, and in which Mr. Spina had, or will have, a direct or indirect material interest.